Securities and Exchange Commission
Trading and Markets

FEB 27 2019

RECEIVED

19003244

N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52203

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOSEPH GRACE HOLDINGS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 WALL STREET, 11 TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD TUCKER (212)461-2282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McNamara, Matthew, C., Managing Partner, Assurance Dimensions
(Name – *if individual, state last, first, middle name*)

4920 W Cypress, Suite 102	Tampa	FL	33607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, EDWARD TUCKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOSEPH GRACE HOLDINGS, INC., as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

KARIN WOLMAN
Notary Public, State of New York
Qualified in New York County
No. 24-4994437
Commission Expires April 6, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH GRACE HOLDINGS, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2018

CONTENTS

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Joseph Grace Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Joseph Grace Holdings, Inc. (the "Company") as of December 31, 2018, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under 12 Rule 15c3-1 of the Securities and Exchange Commission and the Computation for the Determination of the Reserve Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under 12 Rule 15c3-1 of the Securities and Exchange Commission and the Computation for the Determination of the Reserve Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Very truly yours,

Assurance Dimensions

Assurance Dimensions
We have served as Joseph Grace Holdings, Inc.'s auditor since 2018.
Coconut Creek, Florida
February 25, 2019

JOSEPH GRACE HOLDINGS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

Cash and Cash Equivalents	$ 254,694
Due from brokers	102,200
Securities owned, at fair value	1,717
Referral fee receivable	1,314,909
Receivables from shareholders	1,191,967
Other assets	5,250
TOTAL ASSETS	$ 2,870,737

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,438,515
Shareholders' equity:	
Common stock, no par value, 1,500 shares authorized 1,500 shared issued and outstanding	-
Additional paid-in capital	561,915
Retained earnings	870,307
TOTAL SHAREHOLDERS' EQUITY	1,432,222
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,870,737

The accompanying notes are an integral part of this financial statement.

JOSEPH GRACE HOLDINGS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES:	
Solicitation fees	$ 5,084,902
Net gains from trading securities	414,471
Consulting income	79,825
Commission income	28,484
Interest, dividends and other income	2,261
TOTAL REVENUES	$ 5,609,943
EXPENSES:	
Professional fees	$ 4,821,774
Clearance and execution charges	366,467
Employee compensation and benefits	111,875
Office and other expenses	66,477
Rent	51,542
Information services and communications	20,981
Travel, meal and entertainment	20,444
Regulatory fees	20,168
TOTAL EXPENSES	$ 5,479,728
NET INCOME	$ 130,215

The accompanying notes are an integral part of this financial statement.

JOSEPH GRACE HOLDINGS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2018	$ -	$ 561,915	$ 1,861,370	$ 2,423,285
Net Income	-	-	130,215	130,215
Less: Shareholders' Distributions	-	-	(1,121,278)	(1,121,278)
Balances at December 31, 2018	$ -	$ 561,915	$ 870,307	$ 1,432,222

The accompanying notes are an integral part of this financial statement.

JOSEPH GRACE HOLDINGS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows from Operating Activities:		
Net Income		$ 130,215
Adjustment to reconcile net income to net cash provided by operating activities		
(Increase) decrease in operating assets:		
Due from brokers	24,327	
Securities owned, at fair value	(297)	
Referral fees receivables	(296,234)	
Receivables from shareholders	(133,269)	
Other assets	2,500	
Increase (decrease) in operating liabilites:		
Accounts payable and accrued expenses	237,983	
Net adjustment		(164,990)
Net Cash Provided by Operating Activities		(34,775)
NET CHANGE IN CASH		(34,775)
Cash and cash equivalents at December 31, 2017		289,469
Cash and cash equivalents at December 31, 2018		$ 254,694
Non-cash flow supplemental disclosures		
Distribution of shareholder receivables		$ (1,121,278)

The accompanying notes are an integral part of this financial statement.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Joseph Grace Holdings, Inc., (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The Company is also registered as an investment advisor. The Company primarily trades for its own account, provides institutional and retail execution services and financial and operational consulting to other registered broker-dealers. As an investment advisor the Company acts as a solicitor for various SEC registered investment advisors and other registered market participants.

Description of Business

The Company, located in New York, NY, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is also registered as an investment advisor. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Receivables – Recognition of Bad Debt

Referral fee receivables are stated at the amount billed and due quarterly. The Company generally collects these receivables within 30 -60 days. The Company evaluates the collectability of receivables and estimates an allowance based on the historical performance. As of December 31, 2018, all receivables are expected to be fully collectible; accordingly, no allowance for doubtful accounts was recorded.

Accounting Standard Codification ("ASC") Revenue Recognition

The Company adopted Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers on January 1, 2018, the date the guidance became effective for the Company. The Company adopted the guidance using the modified retrospective method (i.e. applied prospectively effective January 1, 2018), which had no impact on the Company's opening retained earnings. Further, the Company determined that there was no material impact to the Company's recognition of revenue upon adoption of Topic 606.

NOTE A – SUMMARY OF ACCOUNTING POLICIES (Continued)

The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company earns revenue from agent solicitation fees, consulting income, and commission income. Refer to Note E for further discussion on revenue recognition. Revenue from Proprietary Trading is accounted for under ASC-940-320 Financial Services-Broker Dealers.

Income taxes

The Company has elected under Subchapter S of the Internal Revenue Code, to not be considered a taxable entity for federal income tax purposes. The state under which the Company is incorporated has similar provisions. Each shareholder is liable for the taxes on their share of the Company's profit or loss. However, the Company is subject to the New York State franchise taxes and New York City General Corporation tax. No provision was required as of December 31, 2018.

The Company has adopted the provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The Company records interest and penalties related to unrecognized tax benefits in regulatory fees, when applicable. The Company remains subject to income tax examinations for its federal income taxes generally for 2015 through 2017.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Securities owned are recorded at the fair value in accordance with FASB ACS-820 Fair Value Measurements. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the assets or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

NOTE A – SUMMARY OF ACCOUNTING POLICIES (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other that quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on the management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

All securities owned are recorded as level 1 based on fair market values used to value these investments as of December 31, 2018.

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value. The Company's financial instruments, including due from brokers, securities owned, referral fee receivable, receivables from shareholders, other assets and accounts payable and accrued expenses, are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Concentrations

The Company has revenue concentrations in that most revenues (78%) come from two sources. There is an expense concentration directly derived from the revenue concertation. The Company has an expense concentration in that most expenses (87%) are paid out to producers of the Company.

New Accounting Pronouncement

In February 2016, the FASB issued ASU No.2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through the right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018. The Company expects to adopt the provisions of this guidance on January 1, 2019. The Company is continuing to monitor potential changes to accounting pronouncements and will assess any necessary changes to the implementation process as the guidance is updated.

NOTE A – SUMMARY OF ACCOUNTING POLICIES (Continued)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit losses (Topic 326) ("ASU 2016-13), which requires the immediate recognition of the management's estimates of current expected credit loss. ASU 2016-13 is effective for the fiscal years and interim reporting periods within those years beginning after December 15, 2019. Early adoption is permitted after fiscal years beginning December 15, 2018. The Company is currently evaluating the potential impact of adopting this guidance on our financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this update modify the disclosure requirements on the fair value measurements in Topic 820. The ASU is effective for the Registrants for fiscal years beginning after December 15, 2019 and the interim periods therein. Early adoption is permitted. The Company is currently assessing the impact of this standard on our financial statements.

The Company does not believe the adoption of any recent issues, but not yet effective, accounting standard will have a material effect on its financial position and results of operations.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily. There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

The Company has a cancelable operating lease on its New York Office space. As part of the lease, the Company pays for its share of telephone usage and other sundry services, as invoices by the building owner. The Company is on a yearly commitment and until either party notifies the other party of its intent to terminate the agreement, minimum future lease payments of this lease is approximately $42,000 for the year ending December 31, 2019. The amount of rent for the year ending December 31, 2018 was $51,542.

NOTE E – REVENUE RECOGNITION

Solicitation fees, consulting income and commission income are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time. The Company has contracts with its customers, other registered investment advisors and other registered market participants, and its performance obligation is the solicitation of new clients for those advisors. Fees are fixed rate based on the contract terms. December 2018 referral fee receivables are expected to be collected in full during the first quarter of 2019. The Company also provides solicitation and consulting services to its customers. The benefits of the Company's services are generally transferred to the Company's customers over time as the customers simultaneous receive and consume the benefits as the Company performs the services. The Company's contracts are usually cancellable by either party at any time and the considerations are collected quarterly. Fees are generally fixed rate based on the contract terms and charged to the customer on a quarterly basis, recognized and accrued monthly in which the services are performed. Adjustments are made on a quarterly basis to properly adjust for any differences. As of December 31, 2018, and 2017, receivables relate to this revenue from customers was $1,314,909 and $1,018,676. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. These revenues have an accrued commission liability associated with it due to the registered representatives' contracts of Joseph Grace. These liabilities are recorded when earned and are aligned with the Company's revenue recognition policy.

NOTE F – RELATED PARTY TRANSACTIONS

As of December 31, 2018, the Company had a balance of $1,191,967 for its receivables from shareholders. During the year ended December 31, 2018, the Company distributed approximately $1,100,000 of these receivables.

NOTE G – SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 25, 2019, which is the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SUPPLEMENTARY INFORMATION

JOSEPH GRACE HOLDINGS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
OF THE SECURITIES AND EXCHANGE CCOMMISSION
AS OF DECEMBER 31, 2018

Credits:		
Shareholders' equity	$	1,432,222
Debits:		
Non-allowable assets		1,263,068
Net Capital before Haircuts		169,154
Haircuts on securities		(258)
Net Capital		168,896
Minimum Net Capital		100,000
Excess Net Capital	$	68,896
Computation of aggregate indebtedness:		
Accounts payable and accrued expenses	$	1,438,515
Ratio of aggregate indebtedness to net capital		851.72%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FormX-17A-5 Part IIA filing

JOSEPH GRACE HOLDINGS, INC.

SUPPLEMENTAL SCHEDULE REQUIRED BY RULE 17A-5

AS OF DECEMBER 31, 2018

EXEMPTIVE PROVISIONS RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

See Independent Auditors' Report

BROKER DEALER EXEMPTION LETTER
For the Year Ended December 31, 2018

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Joseph Grace Holdings, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Joseph Grace Holdings, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which Joseph Grace Holdings, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Joseph Grace Holdings, Inc. stated that the Company has met the identified exemption provisions throughout the most recent fiscal year without exception. Joseph Grace Holdings, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Joseph Grace Holdings, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Very truly yours,

Assurance Dimensions

Assurance Dimensions
Coconut Creek, Florida
February 25, 2019

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4350 Pablo Professional Court | Jacksonville, FL 32224 | Office: 904.296.2024 | Fax: 904.296.0054
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 5489 Wiles Road, Unit 303 | Coconut Creek, FL 33073 | Office: 754.205.6417 | Fax: 754.205. 6519
www.assurancedimensions.com

JOSEPH GRACE HOLDINGS, INC.

February 25, 2019

Matthew C. McNamara, Managing Partner
Assurance Dimensions
4920 W Cypress Street, Suite 102
Tampa, FL 33607

RE: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Dear Mr. McNamara,

To the best knowledge and belief, Joseph Grace Holdings, Inc.,

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;
2. We have met the identified exemption from January 1, 2018 through December 31, 2018, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

If you would like additional information or have any questions, feel free to call me directly at (212) 461-2282.

Very truly yours,

Joseph Grace Holdings, Inc.
Edward Tucker
President

48 Wall Street, 11th Floor, New York, New York 10005

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the Year Ended December 31, 2018

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Joseph Grace Holdings, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Joseph Grace Holdings, Inc. and the SIPC, solely to assist you and SIPC in evaluating Joseph Grace Holdings, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Joseph Grace Holdings, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Joseph Grace Holdings, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Joseph Grace Holdings, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours

Assurance Dimensions

Coconut Creek, Florida
February 25, 2019